(2) SBV, SBV-II, SBV-III, SBV-IV and KAB own collectively $1,250,000 principal amount of the Issuer's 11% Senior Subordinated Secured Convertible Promissory Notes due November 8, 2007 (the "Notes"). The principal and accrued interest of the Notes are convertible at any time prior to maturity at the option of the holder for shares of Common Stock of the Issuer at a conversion price equal to (subject to anti-dilution adjustments provided in the Note) the lesser of (i) $0.75, and (ii) fifty (50%) percent of the effective per share sale price of the Common Stock in any private offering pursuant to which the sale price of Common Stock is equal to or greater than $1.50 per share; provided, however, that Conversion Price shall not be less than the $0.30 per share. Assuming a conversion price of $0.75, the Notes are convertible into an aggregate of 1,666,666 shares of Common Stock of the Issuer. In addition, SBV, SBV-II, SBV-III, SBV-IV and KAB collectively own (a) warrants to purchase up to 175,000 shares of Common Stock at an exercise price of $1.10 per share; and (b) warrants to purchase up to 333,333 shares of Common Stock at a price of $0.30 per share. Accordingly, the aggregate number of shares issuable upon conversion of the Notes and exercise of the warrants is 2,174,999 shares.